GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

02 FEB -5 AM 8:43

02002899

30 January 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

BY COURIER

SUPPL

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose copies of the following documents for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. Announcement by the Company on Changes in Director's Interest pursuant to Section 135 of the Companies Act, 1965.

2. Announcement by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the Proposed Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries (Proposed ESOS").

3. Circular to Shareholders dated 29 January 2002 in relation to the Proposed ESOS.

Yours faithfully
GENTING BERHAD

dlw 2/5

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Ownership transfer to **GENTING/EDMS/KLSE** on **29-01-2002 10:51:15 AM**
Reference No **GG-020129-F8B62**

02 FEB -5 AM 8:43

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **GENTING BERHAD**
* Stock name : **GENTING**
* Stock code : **3182**
* Contact person : **MR TAN WOOI MENG**
* Designation : **GROUP COMPANY SECRETARY**

Particulars of director

* Name : **Dato' Lim Kok Thay**
* Address : **28, Jalan Tengku Ampuan**
Taman Duta
50480 Kuala Lumpur
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **23-01-2002**	* **55,000**	**11.500**
Acquired	**24-01-2002**	**170,000**	**11.488**
Disposed	**25-01-2002**	**100,000**	**11.900**

Circumstances by reason of which change has occurred : **Acquisition and Disposal**
Nature of interest : **Direct Interest**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **2,933,800**
Direct (%) : **0.417**
Indirect/deemed interest (units) : **11,523,996**
Indirect/deemed interest (%) : **1.636**
* Date of notice : **28-01-2002**

Remarks :
1. Dato' Lim Kok Thay is also a director of certain subsidiaries of Genting Berhad

("GB"), a director of Resorts World Bhd, a 55.2% owned subsidiairy of GB and a director of Asiatic Development Berhad, a 54.9% owned subsidiary of GB.

2. The price transacted is on per share basis.

Exemption No. 82-4962

Form Version 2.0
General Announcement
Submitted by MB_CIMB3 on 28/01/2002 05:04:36 PM
Reference No MM-020128-54436

Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**ALINA LEE**
* Designation	:	**EXECUTIVE**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
GENTING BERHAD

PROPOSED EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF GENTING BERHAD AND ITS SUBSIDIARIES

* **Contents :-**

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Genting Berhad ("Genting" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m., for the purpose of considering and if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

PROPOSED EXECUTIVE SHARE OPTION SCHEME

"**THAT**, subject to the approval of all relevant authorities, the Board of Directors of the Company be and is hereby authorised:-

(a) to establish and administer an Executive Share Option Scheme for the benefit of Eligible Executives (including Executive Directors) of Genting and its subsidiaries, the By-Laws of which is set out in Appendix I of the Circular to shareholders dated 29 January 2002, under which options will be granted to such executives and Executive Directors to subscribe for new ordinary shares in the share capital of the Company ("Scheme") **AND THAT** all new Genting ordinary shares to be issued upon any exercise of the options will upon issue and allotment rank pari passu in all respects with the then issued ordinary shares of the Company except that the new ordinary shares will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date as at the close of business on which shareholders must be registered in order to be entitled to any dividends, rights, allotments and/or other distributions) of which is prior to the date of allotment of the said shares and will be subject to all the provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise and subject to such amendments to the Scheme as may be made or required by the relevant authorities and acceptable to the Directors;

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

(b) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the By-Laws of the Scheme relating to the modification and/or amendment and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme;

(c) to allot and issue from time to time such number of new ordinary shares in the share capital of the Company as may be required to be issued pursuant to the exercise of the options under the Scheme provided that the aggregate number of shares to be offered pursuant to this resolution shall not exceed five per cent (5%) of the total issued and paid-up ordinary share capital of the Company at the time of offer; and

(d) to consent to and to adopt, if they so deem fit and expedient, such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in respect of the Scheme."

ORDINARY RESOLUTION 2

PROPOSED ISSUE OF OPTIONS TO TAN SRI LIM GOH TONG

"**THAT**, subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Tan Sri Lim Goh Tong, being the Chairman and Chief Executive of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 3

PROPOSED ISSUE OF OPTIONS TO TUN MOHAMMED HANIF BIN OMAR

"**THAT**, subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Tun Mohammed Hanif bin Omar, being the Deputy Chairman of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 4

PROPOSED ISSUE OF OPTIONS TO DATO' LIM KOK THAY

"**THAT**, subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Dato' Lim Kok Thay, being the Managing Director of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

Exemption No. 82-4962

ORDINARY RESOLUTION 5

PROPOSED ISSUE OF OPTIONS TO QUAH CHEK TIN

"THAT, subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Quah Chek Tin, being an Executive Director of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 6

PROPOSED ISSUE OF OPTIONS TO TAN SRI MOHD AMIN BIN OSMAN

"THAT, subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Tan Sri Mohd Amin bin Osman, being an Executive Director of a subsidiary of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
29 January 2002

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Genting Berhad, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

The approval of the Securities Commission ("SC") of the Proposed Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Proposed ESOS") shall not be taken to indicate that the SC recommends the Proposed ESOS. Shareholders should rely on their own evaluation to assess the merits and risks of the Proposed ESOS.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents in this Circular.

02 FEB -5 AM 8:53

GENTING BERHAD

(7916-A)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF GENTING BERHAD AND ITS SUBSIDIARIES

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser

CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

Notice of the Extraordinary General Meeting of Genting Berhad to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m., together with the Form of Proxy is enclosed.

Last day and time for lodging the Form of Proxy	:	Tuesday, 19 February 2002 at 3.30 p.m.
Date and time of the Extraordinary General Meeting	:	Thursday, 21 February 2002 at 3.30 p.m.

This Circular is dated 29 January 2002

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Circular:-

Act	:	Companies Act, 1965
Articles	:	Articles of Association of the Company, as amended from time to time
Board	:	Board of Directors of Genting
By-Law(s)	:	By-law(s) of the Proposed ESOS
CDS	:	Central Depository System
CIMB	:	Commerce International Merchant Bankers Berhad (18417-M)
Date of Offer	:	Date on which an Offer is made by the RCB Committee in writing to an Eligible Executive
EGM	:	Extraordinary General Meeting
Eligible Executive(s)	:	An executive(s) (including an Executive Director) of the Genting Group who is eligible to participate in the Proposed ESOS in accordance with By-Law 3
EPS	:	Earnings per share
ESOS	:	Executive Share Option Scheme
Executive Director	:	A Director of the Genting Group who is on the payroll of the Group and who is involved in the day-to-day management of the Group
Genting or Company	:	Genting Berhad (7916-A)
Genting Group or Group	:	Genting and its subsidiaries as defined in Section 5 of the Companies Act, 1965
Grantee	:	An Eligible Executive who has accepted the Offer by the Company in accordance with the terms of the Proposed ESOS
Guidelines	:	Policies and Guidelines on Issue/Offer of Securities
KLSE	:	Kuala Lumpur Stock Exchange (30632-P)
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which the KLSE is open for trading of securities
Maximum Allowable Allotment	:	The maximum aggregate number of new Shares in respect of which allotment pursuant to the Offer(s) may be made to an Eligible Executive, as provided in By-Law 4
NTA	:	Net tangible assets
Offer	:	A written offer made by the RCB Committee to an Eligible Executive to take up Options to subscribe for new Shares in accordance with By-Law 5
Option(s)	:	Right of the Grantee to subscribe for new Shares pursuant to the option contract(s) constituted by the acceptance of an Offer in the manner set out in By-Law 6
Option Period	:	The period during which such Option remains valid commencing from the Date of Offer as set out in By-Law 5 and until expiry and/or termination of the Scheme as set out in By-Law 21

DEFINITIONS *(Cont'd)*

Option Price	:	The price at which the Grantee shall be entitled to subscribe for each new Share as determined in accordance with By-Law 8
Outstanding Options	:	Outstanding options to a total of 3,317,000 new ordinary shares of Genting granted under the Previous ESOS, at the exercise price of RM19.80 per new ordinary share, expiring on 15 December 2004
Previous ESOS	:	ESOS implemented on 28 December 1984 which expired on 27 December 1994, with options expiring on 15 December 2004
Proposed ESOS or Scheme	:	Executive share option scheme established by the By-Laws for the granting of Options to the Eligible Executives to subscribe for new Shares constituting up to five per cent (5%) of the issued and paid-up share capital of the Company, on the terms and conditions as set out in the By-Laws
RCB Committee	:	The Remuneration, Compensation and Benefits Committee appointed by the Board to administer the Proposed ESOS
SC	:	Securities Commission
Share(s)	:	Ordinary share(s) of RM0.50 each in Genting
RM and sen	:	Ringgit Malaysia and sen respectively
US$	:	United States of America dollar

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING CONTAINING:-

GENTING BERHAD

(7916-A)
(Incorporated in Malaysia)

Registered Office:-

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

29 January 2002

Directors:-

Tan Sri Lim Goh Tong *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Dato' Lim Kok Thay *(Managing Director)*
Mr. Quah Chek Tin *(Executive Director)*
Tan Sri Mohd Amin bin Osman
Tan Sri Gunn Chit Tuan
Encik Nik Hashim bin Nik Yusoff
Tan Sri Dr. Lin See Yan

To: The Shareholders of Genting Berhad

Dear Sir/Madam

PROPOSED EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF GENTING BERHAD AND ITS SUBSIDIARIES

1. INTRODUCTION

On 28 August 2001, CIMB announced on behalf of Genting that the Company proposes to implement a new executive share option scheme granting up to five per cent (5%) of the issued and paid-up share capital of Genting at the time of offer of ESOS options to the Eligible Executives of the Genting Group.

On 6 December 2001, CIMB announced on behalf of Genting that the SC had approved the Proposed ESOS.

Other than the above, there is no other corporate exercise/scheme which has been announced but not yet implemented prior to the date of printing of this Circular.

The purpose of this Circular is to provide you with details of the Proposed ESOS and to seek your approval on the resolutions to be tabled at the forthcoming EGM of Genting to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m.. The notice convening the EGM is enclosed together with this Circular.

SHAREHOLDERS OF GENTING ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED ESOS.

2. PREVIOUS ESOS

Genting had, on 28 December 1984, implemented an ESOS of ten (10) years for the executives of Genting Group, which expired on 27 December 1994. The exercise period of these options which were to have expired on 15 December 1994 under the Previous ESOS was extended to 15 December 2004. The extension of the exercise period was approved by SC and the shareholders of Genting on 9 March and 27 April 1999 respectively. As at 10 January 2002, options to a total of 3,317,000 new ordinary shares of Genting granted in the Previous ESOS remained outstanding. The exercise price of the options is RM19.80 per new ordinary share. In view of the Proposed ESOS, SC had, on 23 July 2001, approved Genting's application to allow eligible executives who hold Outstanding Options ("Existing Option Holders") to participate in the Proposed ESOS subject to the condition that the Existing Option Holders be given an option to either:-

(a) surrender their Outstanding Options and then be allowed to participate in the Proposed ESOS; or

(b) continue to hold their Outstanding Options but will not be entitled to participate in the Proposed ESOS for as long as the Outstanding Options remain unexercised.

As such, Existing Option Holders who have surrendered or fully exercised their Outstanding Options would be entitled to participate in the Proposed ESOS.

3. DETAILS OF THE PROPOSED ESOS

The Proposed ESOS involves the granting of Options to Eligible Executives of the Genting Group to subscribe for new ordinary shares of RM0.50 each in the Company.

Terms defined in the By-Laws shall have the same meanings when used in this Circular unless otherwise defined herein. The salient features of the Proposed ESOS are as follows:-

(a) The total number of new Shares to be offered under the Scheme shall not exceed five per cent (5%) of the issued and paid-up share capital of the Company at the time of the Offer. The Company will, during the Option Period, keep available sufficient authorised and unissued Shares to satisfy all outstanding Options which may be exercisable from time to time.

(b) Subject to the discretion of the RCB Committee, any executive or Executive Director of the Group shall be eligible to participate in the Scheme if, at the Date of Offer, the executive or Executive Director:-

   (i) has attained the age of eighteen (18) years;

   (ii) is employed by and on the payroll of a company/companies within the Genting Group or has been under an employment contract of the Group for a period of at least twelve (12) full months of continuous service, including service during the probation period and whose employment has been confirmed in writing. For an executive or Executive Director of a subsidiary acquired during the duration of the Scheme as referred to in By-Law 21, the executive or the Executive Director must complete at least twelve (12) months of continuous service following the date such company is deemed to be a subsidiary of the Group. The RCB Committee has the discretion to waive or vary this requirement on a case to case basis;

   (iii) is not an Executive Director who represents the Government or a Government institution/agency;

   (iv) is not a Government executive serving in the public service scheme as defined under Article 132 of the Federal Constitution; and

   (v) is employed within the categories of Eligible Executive outlined in By-Law 4.2.

A foreign Executive Director or executive who is employed by and on the payroll of a company/companies within the Genting Group, and whose contribution is vital to the Group, can be eligible to participate in the Scheme, subject to a restriction on the exercise of Options whereby the Options granted to him/her can only be exercised in accordance with By-Law 7.3.

(c) Subject to By-Law 4.3 and any adjustment which may be made under By-Law 13, the maximum aggregate number of underlying new Shares comprised in the Options which may be allotted to the Eligible Executives under the Scheme is as set out below. This table sets out the maximum allotment allowed per Eligible Executive but the RCB Committee shall not be obliged to offer an Eligible Executive an Option or Options for all the specified maximum number of shares.

Designation or Category of Eligible Executive	**Maximum Allowable Allotment for each Eligible Executive (Number of Shares)**
Executive Directors	1,500,000
Senior Management	600,000
Management I	180,000
Management II	108,000
Management III	65,000
Management IV	39,000
Executive I	23,000
Executive II	14,000
Executive III	8,000
Executive IV	5,000
Executive V	3,000

The allocation of Shares to an Eligible Executive shall be based on the length of service, seniority of the job position and performance and shall not be more than his Maximum Allowable Allotment and shall always be in multiples of 1,000 Shares.

(d) Not more than fifty per cent (50%) of the Shares available under the Scheme would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than ten per cent (10%) of the Shares available under the Scheme would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds twenty per cent (20%) or more in the issued and paid-up share capital of the Company.

(e) The RCB Committee may, on such dates as it shall determine, make an Offer to such Eligible Executive at its discretion PROVIDED ALWAYS that no Offer shall be made where the aggregate number of Shares allotted or to be allotted under the Offer, made to that Eligible Executive will exceed the Maximum Allowable Allotment of that Eligible Executive.

(f) The RCB Committee may make more than one (1) Offer to any Eligible Executive provided that the total number of shares to be offered to the Eligible Executive shall not exceed the Maximum Allowable Allotment. An Offer may be made upon such terms and conditions as the RCB Committee may decide from time to time. The Offer is personal to the Eligible Executive and it is not assignable, transferable or otherwise disposed of in any manner whatsoever. An Offer which has yet to be accepted shall automatically lapse and be null and void if any of the events stipulated as a termination event of Option in By-Law 18 shall occur prior to the acceptance of such Offer by that Eligible Executive.

(g) An Offer shall be open for acceptance within a period of thirty (30) calendar days from the Date of Offer or such longer period as may be determined by the RCB Committee on a case to case basis at its discretion. An acceptance of an Offer must be in writing in the form prescribed by the RCB Committee and received by the RCB Committee within the aforesaid period. Each acceptance of an Offer must be accompanied by a non-refundable sum of Ringgit Malaysia One (RM1.00) only as consideration for the Option arising from such acceptance. If the acceptance of an Offer is not in the manner prescribed above, such Offer shall upon expiry of the prescribed period, automatically lapse and be null and void.

(h) (i) The Option granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:-

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
Nil	Nil	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Notwithstanding (i) above, any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Option granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(i) The Grantee shall notify the Company in writing of his intention to exercise the Option in such form as may be prescribed by the RCB Committee. Every notice of exercise of an Option shall be accompanied by a remittance for the full amount of the subscription monies in relation to the number of new Shares in respect of which the Option is being exercised. A Grantee who exercises his Option shall provide the RCB Committee with his Central Depository System Account ("CDS Account") number in the notice as referred to. Subject to any resolution that may have to be passed by the shareholders of the Company and/or the provisions of the Act in respect of the allotment and issue of the new Shares, the new Shares to be issued pursuant to the exercise of an Option will be allotted and issued by the Company and credited to the CDS Account of the Grantee within ten (10) market days of the receipt of such notice and remittance from the Grantee. A notice of allotment stating the number of shares credited into the CDS Account will also be issued and despatched to the Grantee within the said ten (10) market days subject to the provisions of the Articles of the Company. No physical share certificate will be issued to the Grantee.

(j) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Option shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the KLSE for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per Share shall in no event be less than the nominal value of the Share. The weighted average market price is the total of the average of the highest and lowest prices traded on the KLSE for each of the five (5) Market Days multiplied by the volume of Shares transacted for each of the respective five (5) Market Days and then divided by the total volume of Shares transacted for the five (5) Market Days.

(k) The new Shares to be allotted upon the exercise of an Option shall upon issue and allotment, rank pari passu in all respects with the existing issued Shares except that the new Shares will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date as at the close of business on which shareholders must be registered in order to be entitled to any dividends, rights, allotments and/or other distributions) of which is prior to the date of allotment of the new Shares and will be subject to all provisions of the Articles relating to transfer, transmission and otherwise.

(l) The new Shares to be allotted to the Grantee will not be listed or quoted on the KLSE and any other relevant stock exchanges until the Option is exercised in accordance with these By-Laws whereupon the Company will apply to the KLSE for listing of and quotation for such new Shares and will use its best endeavours to obtain permission for such listing and quotation.

(m) The new Shares to be allotted and issued to the Grantees pursuant to any exercise of the Option will not be subject to any retention period or restriction of transfer, save as specifically stated in the Articles. However, the Grantees are encouraged to hold the Shares for as long as possible.

(n) The terms and conditions of the Scheme may from time to time be modified and/or amended by resolution of the Board without the approval of the Company's shareholders in general meeting provided that no such amendment shall be made which would either prejudice the rights then accrued to the Grantee hereof without his/her prior consent, or altered to the advantage of the Grantee without the prior approval of the Company's shareholders.

(o) The Scheme shall commence from the date of the letter to be submitted by the advisor of the Company to the SC ("Date of Commencement") confirming that the Company has:-

  (i) fulfilled the SC's conditions of approval for the Scheme, and that the By-Laws do not contravene the guidelines on employee share option schemes as stipulated under the SC's Policies and Guidelines on Issue/Offer of Securities (unless waived by the SC); and

  (ii) obtained other relevant approvals for the Scheme and fulfilled all conditions imposed therein;

  and shall thereafter continue for a period of ten (10) years from the Date of Commencement.

(p) The Company may at any time terminate the Scheme provided all the following conditions are fulfilled:-

  (i) obtained the approval of the SC for the termination of the Scheme;

  (ii) obtained the consent of its shareholders at a general meeting, wherein at least a majority of the shareholders present and voting thereat, voted in favour of the termination; and

  (iii) obtained the written consent of all the Grantees who have yet to exercise their options, either in part or in whole.

For further details of the Proposed ESOS, please refer to the draft By-Laws set out in Appendix I of this Circular.

4. RATIONALE FOR THE PROPOSED ESOS

The objectives of the Proposed ESOS are as follows:-

(i) to enable Eligible Executives to participate in the future growth of the Group and, upon becoming shareholders, to participate in the Group's development;

(ii) to provide an incentive for Eligible Executives to participate more actively in the operations of the Group and encourage them to contribute to the well-being of the Group;

(iii) to instill in the Eligible Executives a greater sense of belonging so that they would be motivated to be more productive;

(iv) to increase the level of dedication and loyalty of Eligible Executives; and

(v) to attract, reward and retain Eligible Executives whose services are vital to the operations and continued growth of the Group, and ensuring that loss of key personnel is reduced.

5. EFFECTS OF THE PROPOSED ESOS

5.1 Issued and Paid-up Share Capital

The Proposed ESOS will not have an immediate effect on the existing issued and paid-up share capital of Genting. However, it will increase progressively depending on the number of Options exercised thereto.

Assuming the full exercise of the Options granted pursuant to the Proposed ESOS, the effect of the Proposed ESOS on the issued and paid-up share capital of the Company is as follows:-

	No. of ordinary shares of RM0.50 each
Existing as at 10 January 2002	704,338,954
To be issued pursuant to the Proposed ESOS	35,216,000*
Enlarged share capital	739,554,954

* *The maximum number of shares to be offered under the Proposed ESOS will not exceed five per cent (5%) of the issued and paid-up share capital of Genting at the time of offer of ESOS options to Eligible Executives.*

5.2 Substantial Shareholders' Interests

The effect of the Proposed ESOS on the shareholding of the substantial shareholders of Genting based on the Register of Substantial Shareholders as at 10 January 2002, assuming that options to a total of 35,216,000 new ordinary shares of RM0.50 each under the Proposed ESOS as set out in Section 5.1 above have been fully exercised, is as follows:-

	No. of ordinary shares held							
	Before the Proposed ESOS				After the Proposed ESOS			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kien Huat Realty Sdn. Bhd. ("Kien Huat")	238,628,052	33.88	51,746,600^	7.35	238,628,052	32.27	51,746,600^	7.00
Parkview Management Sdn. Bhd.	-	-	290,374,652*	41.23	-	-	290,374,652*	39.26
Inforex Sdn. Bhd.	-	-	238,628,052+	33.88	-	-	238,628,052+	32.27
Info-Text Sdn. Bhd.	-	-	238,628,052+	33.88	-	-	238,628,052+	32.27
Dataline Sdn. Bhd.	-	-	238,628,052+	33.88	-	-	238,628,052+	32.27
G T Realty Sdn. Bhd.	-	-	238,628,052+	33.88	-	-	238,628,052+	32.27

Notes:-

^ *Deemed interested through its subsidiaries (Alocasia Sdn. Bhd., World Management Sdn. Bhd. and Tinehay Holdings Limited).*

* *Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn. Bhd., World Management Sdn. Bhd. and Tinehay Holdings Limited).*

+ *Deemed interested through Kien Huat.*

5.3 Directors' Shareholdings

The effect of the Proposed ESOS on the shareholdings of the Directors of Genting based on the Register of Directors' Shareholdings as at 10 January 2002, assuming Executive Directors are each allocated options to a total of 1,500,000 new ordinary shares of RM0.50 each under the Proposed ESOS and have been fully exercised, is as follows:-

	No. of ordinary shares held							
	Before the Proposed ESOS				After the Proposed ESOS			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Goh Tong	6,681,000	0.95	-	-	8,181,000*	1.11	-	-
Tun Mohammed Hanif bin Omar	200	#	-	-	1,500,200+	0.20	-	-
Dato' Lim Kok Thay	2,636,000	0.37	11,523,996^	1.64	4,136,000@	0.56	11,523,996^	1.56
Quah Chek Tin	1,000	#	-	-	1,501,000	0.20	-	-
Tan Sri Mohd Amin bin Osman	8,000	#	-	-	1,508,000@	0.20	-	-
Tan Sri Gunn Chit Tuan	-	-	-	-	-	-	-	-
Nik Hashim bin Nik Yusoff	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-

Notes:-

*	*Assuming that the Outstanding Options for 600,000 shares held from the Previous ESOS have all been surrendered*
+	*Assuming that the Outstanding Options for 500,000 shares held from the Previous ESOS have all been surrendered*
@	*Assuming that the Outstanding Options for 400,000 shares held from the Previous ESOS have all been surrendered*
#	*Negligible*
^	*Deemed interested through Time Life Equity Sdn. Bhd.*

Details of the Outstanding Options held by the other Directors of Genting are set out in Section 9 of this Circular.

5.4 Earnings

The Proposed ESOS will not have any effect on the EPS of the Genting Group for the financial year ending 31 December 2002.

5.5 NTA

The Proposed ESOS will not have any immediate effect on the NTA per share of the Group. However, the NTA per share of the Genting Group will increase if the exercise price exceeds the NTA per share of the Genting Group at the point of exercise of the Option. Conversely, if the exercise price is below the NTA per share of the Genting Group at the point of exercise of the Option, it will reduce the NTA per share of the Genting Group.

5.6 Dividend

The Proposed ESOS will not have any effect on the dividend rate for the financial year ending 31 December 2002.

6. HISTORICAL SHARE PRICES

The monthly high and low market prices of Genting shares for the past twelve (12) months are as follows:-

	<---------------------Ordinary share --------------->	
	High RM	**Low RM**
<u>2001</u>		
January	11.00	9.20
February	11.10	9.95
March	10.30	9.00
April	9.20	7.40

	Ordinary share High RM	Low RM
2001		
May	8.90	7.70
June	9.35	8.20
July	9.95	8.65
August	10.70	9.45
September	11.40	8.60
October	9.50	8.80
November	10.10	8.85
December	10.90	9.80

The last transacted market price on 27 August 2001, being the last date prior to the announcement of the Proposed ESOS, is RM10.50.

The last transacted price on 23 January 2002, being the last practicable date prior to the printing of this Circular is RM11.50.

(Source: Investors Digest and Bloomberg financial data)

7. FACTOR FOR SHAREHOLDERS TO CONSIDER

Shareholders should note that while the implementation of an executive share option scheme is a fairly common tool used by listed companies, the Options if exercised by the Eligible Executives will dilute the equity interest of all shareholders proportionately, albeit up to a maximum of only five per cent (5%).

8. CONDITIONS OF THE PROPOSED ESOS

The Proposed ESOS is conditional upon approvals being obtained from the following:-

(i) SC, which was obtained on 29 November 2001. The approval of SC was subject to the following conditions being met:

  (a) a copy of the By-Laws of the ESOS to be furnished to SC; and

  (b) a letter of confirmation from CIMB stating that all the SC's conditions have been complied with, the By-Laws do not conflict with SC's Guidelines on ESOS and the Proposed ESOS has been approved by all other relevant parties and has complied with all their conditions;

(ii) KLSE for the listing of and quotation for the new ordinary shares to be issued pursuant to the exercise of Options under the Proposed ESOS; and

(iii) shareholders of Genting at the forthcoming EGM.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

As at 10 January 2002, the number of Outstanding Options held by the respective Directors are as follows:-

	No. of Outstanding Options held
Tan Sri Lim Goh Tong	600,000
Tun Mohammed Hanif bin Omar	500,000
Dato' Lim Kok Thay	400,000
Tan Sri Mohd. Amin bin Osman	400,000

On the basis that all of the aforementioned Directors surrender/exercised all their Outstanding Options, Tan Sri Lim Goh Tong, Tun Mohammed Hanif bin Omar, Dato' Lim Kok Thay and Quah Chek Tin, being Executive Directors of Genting, and Tan Sri Mohd. Amin bin Osman being an Executive Director of a subsidiary of Genting, are eligible to participate in the Proposed ESOS. They are therefore deemed interested in respect of their respective allocations under the Proposed ESOS. Under By-Law 4.2, the Maximum Allowable Allotment for each Executive Director is 1,500,000 Shares. Accordingly, they have and will continue to abstain from deliberating and voting at the relevant Board Meetings of Genting to consider their respective allocations under the Proposed ESOS. They will also abstain from voting in respect of their direct and indirect shareholdings in Genting, if applicable, on the resolutions pertaining to their respective allocations under the Proposed ESOS at the forthcoming EGM of Genting to be convened.

Save as disclosed above, none of the other Directors or major shareholders of Genting or persons connected to them has any interest, direct or indirect, in the Proposed ESOS.

10. EGM

An EGM, the notice of which is enclosed in this Circular, will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m., for the purpose of considering and if thought fit, passing the resolutions to give effect to the Proposed ESOS.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed thereon, so as to arrive at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than forty-eight (48) hours before the time set for convening the EGM on Thursday, 21 February 2002 at 3.30 p.m. or at any adjournment thereof. The lodging of a Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

11. DIRECTORS' RECOMMENDATION

Your Directors, having considered all aspects of the Proposed ESOS and with the advice of CIMB, are of the opinion that the Proposed ESOS is in the best interest of the Genting Group. Accordingly, your Directors, other than Tan Sri Lim Goh Tong, Tun Mohammed Hanif bin Omar, Dato' Lim Kok Thay, Quah Chek Tin and Tan Sri Mohd. Amin bin Osman being interested persons and having abstained from voting in relation to their respective allocations under the Proposed ESOS, recommend that you vote in favour of the resolutions for the Proposed ESOS to be tabled at the forthcoming EGM.

12. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
of **GENTING BERHAD**

TAN SRI GUNN CHIT TUAN
Independent Non-Executive Director

DRAFT BY-LAWS OF THE PROPOSED ESOS

1. DEFINITIONS

1.1 In this Scheme, unless specified, the following definitions shall apply throughout: -

Act	:	Companies Act, 1965 as amended from time to time and any re-enactment thereof
Articles	:	Articles of Association of the Company, as amended from time to time
Board	:	Board of Directors of Genting
By-Law(s)	:	By-Law(s) of the Scheme
Date of Offer	:	Date on which an Offer is made by the RCB Committee in writing to an Eligible Executive
Disciplinary Proceedings	:	Proceedings instituted by the Company and its subsidiaries against any Grantee for any alleged misbehaviour, misconduct and/or any other acts of the Grantee deemed to be unacceptable by the Company and its subsidiaries whether or not such disciplinary proceedings may give rise to a dismissal or termination of service of such Grantee
Eligible Executive(s)	:	An executive(s) (including an Executive Director) of the Genting Group who is eligible to participate in the Scheme in accordance with By-Law 3
ESOS	:	Executive share option scheme
Executive Director	:	A Director of the Genting Group who is on the payroll of the Group and who is involved in the day-to-day management of the Group
Genting or Company	:	Genting Berhad (7916-A)
Genting Group or Group	:	Genting and its subsidiaries as defined in Section 5 of the Companies Act, 1965
Grantee	:	An Eligible Executive who has accepted the Offer by the Company in accordance with the terms of the Scheme
KLSE	:	Kuala Lumpur Stock Exchange (30632-P)
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which the KLSE is open for trading of securities
Maximum Allowable Allotment	:	The maximum aggregate number of new Shares in respect of which allotment pursuant to the Offer(s) may be made to an Eligible Executive, as provided in By-Law 4
Offer	:	A written offer made by the RCB Committee to an Eligible Executive to take up Options to subscribe for new Shares in accordance with By-Law 5

Option(s)	:	Right of the Grantee to subscribe for new Shares pursuant to the option contract(s) constituted by the acceptance of an Offer in the manner set out in By-Law 6
Option Period	:	The period during which such Option remains valid commencing from the Date of Offer as set out in By-Law 5 and until expiry and/or termination of the Scheme as set out in By-Law 21
Option Price	:	The price at which the Grantee shall be entitled to subscribe for each new Share as determined in accordance with By-Law 8
RCB Committee	:	The Remuneration, Compensation and Benefits Committee appointed by the Board pursuant to By-Law 16 to administer the Scheme
SC	:	Securities Commission
Scheme	:	Executive share option scheme established by these By-Laws for the granting of Options to the Eligible Executives to subscribe for new Shares constituting up to five per cent (5%) of the issued and paid-up share capital of the Company on the terms and conditions as set out in the By-Laws and such scheme to be known as "Genting Executive Share Option Scheme"
Share(s)	:	Ordinary share(s) of RM0.50 each in Genting
RM and sen	:	Ringgit Malaysia and sen respectively

1.2 In these By-Laws, unless the context requires otherwise, words denoting the singular number shall include the plural number and words denoting the masculine gender shall include the feminine gender and vice versa.

1.3 The headings in these By-Laws are for convenience only and shall not be taken into account in the interpretation of these By-Laws.

1.4 If an event is to occur on a stipulated day, which is not a Market Day, then the stipulated day will be taken to be the next Market Day.

2. MAXIMUM NUMBER OF SHARES AVAILABLE UNDER THE SCHEME

2.1 The total number of new Shares to be offered under the Scheme shall not exceed five per cent (5%) of the issued and paid-up share capital of the Company at the time of the Offer.

2.2 The Company will, during the Option Period, keep available sufficient authorised and unissued Shares to satisfy all outstanding Options which may be exercisable from time to time.

3. ELIGIBILITY

3.1 Subject to the discretion of the RCB Committee, any executive or Executive Director of the Group shall be eligible to participate in the Scheme if, at the Date of Offer, the executive or Executive Director:-

(i) has attained the age of eighteen (18) years;

(ii) is employed by and on the payroll of a company/companies within the Genting Group or has been under an employment contract of the Group for a period of at least twelve (12) full months of continuous service, including service during the probation period and whose employment has been confirmed in writing. For an executive or Executive Director of a subsidiary acquired during the duration of the Scheme as referred to in By-Law 21, the executive or the Executive Director must complete at least twelve (12) months of continuous service following the date such company is deemed to be a subsidiary of the Group. The RCB Committee has the discretion to waive or vary this requirement on a case to case basis;

(iii) is not an Executive Director who represents the Government or a Government institution/agency;

(iv) is not a Government executive serving in the public service scheme as defined under Article 132 of the Federal Constitution; and

(v) is employed within the categories of Eligible Executive outlined in By-Law 4.2.

A foreign Executive Director or executive who is employed by and on the payroll of a company/companies within the Genting Group, and whose contribution is vital to the Group, can be eligible to participate in the Scheme, subject to a restriction on the exercise of Options whereby the Options granted to him/her can only be exercised in accordance with By-Law 7.3.

3.2 Selection of participant in the Scheme shall be at the discretion of the RCB Committee.

3.3 Eligibility under the Scheme does not confer on an Eligible Executive a claim or right to participate in or any rights whatsoever under the Scheme and an Eligible Executive does not have any rights to acquire or have any rights over or in connection with the Options or the new Shares to be allotted in connection with the Scheme unless an Offer has been made by the RCB Committee to the Eligible Executive and the Eligible Executive has accepted the Offer in accordance with the terms of the Offer and the Scheme.

3.4 No executive of a dormant company within the Group shall be eligible to participate in the Scheme.

3.5 No Options shall be granted to an Executive Director of the Company unless the specific grant of Options and the related allotment of new Shares to that Executive Director shall have previously been approved by the shareholders of the Company in a general meeting.

4. BASIS OF ALLOTMENT AND MAXIMUM ALLOWABLE ALLOTMENT

4.1 Subject to By-Law 4.3 and any adjustment which may be made under By-Law 13, the RCB Committee shall be entitled at its discretion to determine the number of new Shares to be comprised in an Offer made to the Eligible Executive under the Scheme.

4.2 Subject to By-Law 4.3 and any adjustment which may be made under By-Law 13, the maximum aggregate number of underlying new Shares comprised in the Options which may be allotted to the Eligible Executives under the Scheme is as set out below. This table sets out the maximum allotment allowed per Eligible Executive but the RCB Committee shall not be obliged to offer an Eligible Executive an Option or Options for all the specified maximum number of shares.

Designation or Category of Eligible Executive	**Maximum Allowable Allotment for each Eligible Executive (Number of Shares)**
Executive Directors	1,500,000
Senior Management	600,000
Management I	180,000
Management II	108,000
Management III	65,000
Management IV	39,000
Executive I	23,000
Executive II	14,000
Executive III	8,000
Executive IV	5,000
Executive V	3,000

The allocation of Shares to an Eligible Executive shall be based on the length of service, seniority of the job position and performance and shall not be more than his Maximum Allowable Allotment and shall always be in multiples of 1,000 Shares.

4.3 Not more than fifty per cent (50%) of the Shares available under the Scheme would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than ten per cent (10%) of the Shares available under the Scheme would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds twenty per cent (20%) or more in the issued and paid-up share capital of the Company.

4.4 An Eligible Executive who is promoted during the tenure of the Scheme may be eligible for consideration for new additional Shares under the Scheme at the discretion of the RCB Committee up to the Maximum Allowable Allotment for the category to which he has been promoted to.

4.5 An executive who during the tenure of the Scheme becomes an Eligible Executive may be eligible to participate in the Scheme, the number of new Shares of which is to be decided by the RCB Committee at its discretion subject to the Maximum Allowable Allotment for the category to which he has been admitted.

4.6 For allotment of Shares arising from By-Laws 4.4 and 4.5 above, the allotment shall be from the balance of new Shares available under the Scheme including from Offers and Options which have lapsed or terminated.

5. OFFER

5.1 The RCB Committee may, on such dates as it shall determine, make an Offer to such Eligible Executive at its discretion PROVIDED ALWAYS that no Offer shall be made where the aggregate number of Shares allotted or to be allotted under the Offer, made to that Eligible Executive will exceed the Maximum Allowable Allotment of that Eligible Executive.

5.2 The RCB Committee may make more than one (1) Offer to any Eligible Executive provided that the total number of shares to be offered to the Eligible Executive shall not exceed the Maximum Allowable Allotment. An Offer may be made upon such terms and conditions as the RCB Committee may decide from time to time. The Offer is personal to the Eligible Executive and it is not assignable, transferable or otherwise disposed of in any manner whatsoever. An Offer which has yet to be accepted shall automatically lapse and be null and void if any of the events stipulated as a termination event of Option in By-Law 18 shall occur prior to the acceptance of such Offer by that Eligible Executive.

5.3 The RCB Committee will in its letter of offer state, inter alia, the number of new Shares comprised in the Offer made to the Eligible Executive under the Scheme, the Option Price, the closing date for acceptance of the Offer and the manner of exercise of the Option.

5.4 Any Eligible Executive who is being subject to Disciplinary Proceedings (whether or not such Disciplinary Proceedings may give rise to a dismissal or termination of service) as at the Date of Offer, may be made a conditional Offer upon such terms and conditions as the RCB Committee shall deem appropriate in its discretion and subject to the provisions of By-Law 7.6.

6. ACCEPTANCE OF OFFER

6.1 An Offer shall be open for acceptance within a period of thirty (30) calendar days from the Date of Offer or such longer period as may be determined by the RCB Committee on a case to case basis at its discretion. An acceptance of an Offer must be in writing in the form prescribed by the RCB Committee and received by the RCB Committee within the aforesaid period.

6.2 Each acceptance of an Offer must be accompanied by a non-refundable sum of Ringgit Malaysia One (RM1.00) only as consideration for the Option arising from such acceptance.

6.3 If the acceptance of an Offer is not in the manner prescribed above, such Offer shall upon expiry of the prescribed period, automatically lapse and be null and void.

7. EXERCISE OF OPTION

7.1 The Option granted to a Grantee under the Scheme is exercisable only by that Grantee during his employment with the Group and within the Option Period subject to By-Law 18 below. An Option is neither assignable, transferable nor otherwise disposed in any manner whatsoever.

7.2 Subject to By-Law 7.3, as long as an Option remains valid, the Option may be exercised on any working day during the Option Period.

7.3 (a) The Option granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:-

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Nil	Nil	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(b) Notwithstanding By-Law 7.3(a), any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(c) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Option granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

7.4 An Option may be exercised in full or in part PROVIDED THAT such exercise of the Option shall not be less than and shall be in multiples of 1,000 Shares. Subject to the foregoing, a partial exercise of an Option shall not preclude the Grantee from exercising his Option with respect to the balance of the new Shares comprised in his Option.

7.5 The Grantee shall notify the Company in writing of his intention to exercise the Option in such form as may be prescribed by the RCB Committee. Every notice of exercise of an Option shall be accompanied by a remittance for the full amount of the subscription monies in relation to the number of new Shares in respect of which the Option is being exercised. A Grantee who exercises his Option shall provide the RCB Committee with his Central Depository System Account ("CDS Account") number in the notice as referred to. Subject to any resolution that may have to be passed by the shareholders of the Company and/or the provisions of the Act in respect of the allotment and issue of the new Shares, the new Shares to be issued pursuant to the exercise of an Option will be allotted and issued by the Company and credited to the CDS Account of the Grantee within ten (10) market days of the receipt of such notice and remittance from the Grantee. A notice of allotment stating the number of shares credited into the CDS Account will also be issued and despatched to the Grantee within the said ten (10) market days subject to the provisions of the Articles of the Company. No physical share certificate will be issued to the Grantee.

7.6 Notwithstanding anything to the contrary herein contained, the RCB Committee shall have the right at its discretion by notice in writing to that effect, to suspend the rights of any Grantee who is being subjected to Disciplinary Proceedings to exercise his/her Option pending the outcome of such Disciplinary Proceedings. In addition to this right of suspension, the RCB Committee may impose such terms and conditions as the RCB Committee shall deem appropriate in its discretion, on the right of exercise of the Option having regard to the nature of the charges made or brought against such Grantee, PROVIDED ALWAYS that:

(i) in the event such Grantee is found not guilty of the charges which gave rise to such Disciplinary Proceedings, the RCB Committee shall reinstate the rights of such Grantee to exercise his Option;

(ii) in the event such Grantee is found guilty resulting in the dismissal or termination of service of such Grantee, the Option shall immediately lapse and be null and void and of no further force and effect upon pronouncement of the dismissal or termination of service of such Grantee; and

(iii) in the event such Grantee is found guilty but no dismissal or termination of service is recommended, the RCB Committee shall have the right to determine at its discretion whether or not the Grantee may continue to exercise his Option and if so, to impose such terms and conditions as it deems appropriate, on such exercise.

8. OPTION PRICE

8.1 The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Option shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the KLSE for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per Share shall in no event be less than the nominal value of the Share. The weighted average market price is the total of the average of the highest and lowest prices traded on the KLSE for each of the five (5) Market Days multiplied by the volume of Shares transacted for each of the respective five (5) Market Days and then divided by the total volume of Shares transacted for the five (5) Market Days.

8.2 The Option Price shall be stipulated in each Offer made to the Eligible Executive.

9. RIGHTS ATTACHING TO THE SHARES

The new Shares to be allotted upon the exercise of an Option shall upon issue and allotment, rank pari passu in all respects with the existing issued Shares except that the new Shares will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date as at the close of business on which shareholders must be registered in order to be entitled to any dividends, rights, allotments and/or other distributions) of which is prior to the date of allotment of the new Shares and will be subject to all provisions of the Articles relating to transfer, transmission and otherwise.

10. QUOTATION OF SHARES

The new Shares to be allotted to the Grantee will not be listed or quoted on the KLSE and any other relevant stock exchanges until the Option is exercised in accordance with these By-Laws whereupon the Company will apply to the KLSE for listing of and quotation for such new Shares and will use its best endeavours to obtain permission for such listing and quotation.

11. RETENTION PERIOD

The new Shares to be allotted and issued to the Grantees pursuant to any exercise of the Option will not be subject to any retention period or restriction of transfer, save as specifically stated in the Articles. However, the Grantees are encouraged to hold the Shares for as long as possible.

12. RIGHTS OF GRANTEE

12.1 The Options shall not carry any rights to vote at any general meeting of the Company.

12.2 A Grantee shall not be entitled to any dividends, right or other entitlements in respect of his unexercised Options.

13. ALTERATION OF CAPITAL DURING THE OPTION PERIOD

13.1 In the event of any alteration in the capital structure of the Company during the Option Period, or during the period that an Offer is open for acceptance, whether by way of rights issues, bonus issues or other capitalisation issues, consolidation of shares, sub-division of shares or reduction of capital howsoever being effected, the necessary adjustment will be made to:-

(a) the Option Price; or

(b) the number of new Shares comprised in an Option which may be exercised; or

(c) the number of new Shares and/or the Option Price for the new Shares comprised in an Offer which is open for acceptance (if such Offer is accepted in accordance with the terms of the Offer and the Scheme),

such that the adjustment, where it relates to bonus issues or other capitalisation issues, consolidation of shares, sub-division of shares or reduction of capital, will result in the Grantee or the Eligible Executive (if and when he accepts an Offer) becoming entitled to the same proportion of the issued and paid-up share capital of the Company as that to which he was entitled prior to the alteration. The adjustment pursuant to this Clause shall be made on the day immediately following the books closure date for the event giving rise to the adjustment;

PROVIDED THAT any adjustment, will be subject to confirmation in writing from the Company's auditors (acting as experts and not as arbitrators) that in their opinion the adjustment is fair and reasonable and not to the detriment of the Grantee or the Eligible Executive (if and when he accepts an Offer). Such confirmation by the auditors shall be final and binding on the Grantee or the Eligible Executive; and

PROVIDED FURTHER THAT if there is any adjustment to the Option Price which results in the subscription price of the new Shares being less than the par value of such Share, the Option Price shall, notwithstanding such adjustment, be the par value of such Share; and

PROVIDED FURTHER THAT no adjustment shall be made to the Option Price in respect of any fraction of a sen.

13.2 Provision of By-Law 13.1 shall not apply where an alteration in the capital structure arises from the issue of new Shares as consideration for an acquisition, the issue of new Shares under the Scheme, private placement or as a special issue to Bumiputeras nominated by the Ministry of International Trade and Industry and/or any other relevant authority.

13.3 Upon any adjustment being made pursuant to this By-Law, the RCB Committee shall (within thirty (30) days of the effective date of the alteration in the capital structure of the Company) notify the Grantee in writing of the new Option Price in effect and/or the new number of Shares in respect of which his Option may be exercised by the Grantee, and/or notify the affected Eligible Executive in writing of the new Option Price (which will become effective if and when the Offer is accepted) and/or the new number of Shares comprised in the Offer which is already opened for acceptance or may become capable of being accepted. Upon such notice being given to the Grantee or the Eligible Executive, the option certificate granted prior to the adjustment shall be deemed amended accordingly.

14. TAKE OVER

Notwithstanding By-Law 7 hereof and subject to the provisions of any applicable laws, rules, regulations, guidelines and conditions issued by the relevant authorities, in the event of:-

14.1 a takeover offer being made for the Company through a general offer to acquire the whole of the issued ordinary share capital of the Company (or such part thereof not at the time held by the person making the general offer ("Offeror") or any persons acting in concert with the Offeror), a Grantee will be entitled within three (3) months of such a general offer being made, to exercise all or any part of his Options and the Directors shall use their best endeavours to procure that such a general offer be extended to any new Shares that may be issued pursuant to the exercise of Option under this Clause; and

14.2 the Offeror becoming entitled or bound to exercise the rights of compulsory acquisition of the Shares under the provision of the Securities Commission Act, 1993 and gives notice to the Company that it intends to exercise such right on a specific date ("Specific Date"), a Grantee will be entitled to exercise all or any part of his Option from the date of service of the said notice to the Company until and inclusive of the date on which the right of compulsory acquisition is exercised.

In the foregoing circumstance if the Grantee fails to exercise his Option or elects to exercise only in respect of a portion of such Shares by the Specific Date, then the Option, or as the case may be the Option in relation to the balance thereof, shall automatically lapse after the Specific Date and be null and void.

15. SCHEME OF ARRANGEMENT, AMALGAMATION, RECONSTRUCTION, ETC

Notwithstanding By-Law 7 hereof and subject to the discretion of the RCB Committee, in the event of the court sanctioning a compromise or arrangement between the Company and its members proposed for the purpose of, or in connection with, a scheme of arrangement and reconstruction of the Company under Section 176 of the Companies Act, 1965 or its amalgamation with any other company under Section 178 of the Companies Act, 1965, a Grantee may be entitled to exercise all or any part of his Option at any time commencing from the date upon which the compromise is sanctioned by the court and ending on the date upon which it becomes fully implemented. All Options, to the extent unexercised shall automatically lapse and shall become null and void upon the full implementation of the scheme of compromise, arrangement, reconstruction or amalgamation.

16. ADMINISTRATION

16.1 The Scheme shall be administered by the RCB Committee consisting of such persons as shall be appointed by the Board from time to time. The Board shall have the power at any time and from time to time to approve, rescind and/or revoke the appointment of any member of the RCB Committee and appoint replacement of the members of the RCB Committee.

16.2 The RCB Committee shall administer the Scheme in such manner as it shall at its discretion deem fit and with such powers and duties as are conferred upon by the Board. Without prejudice to the generality of the foregoing, the RCB Committee may meet together for the despatch of business, adjourn or otherwise regulate its meetings as it thinks fit and to do all acts and things and enter into any transactions, agreements, deeds, documents of arrangements, make rules, regulations or impose terms and conditions which the RCB Committee may in its discretion consider to be necessary or desirable for giving full effect to the Scheme.

17. MODIFICATION/VARIATION TO THE SCHEME

The terms and conditions of the Scheme may from time to time be modified and/or amended by resolution of the Board without the approval of the Company's shareholders in general meeting provided that no such amendment shall be made which would either prejudice the rights then accrued to the Grantee hereof without his/her prior consent, or altered to the advantage of the Grantee without the prior approval of the Company's shareholders.

18. TERMINATION OF THE OPTIONS

18.1 (a) In the event of cessation of employment of a Grantee with the Group for whatever reason prior to the full exercise of the Option, such Option shall cease without any claim against the Company provided always that subject to the written approval of the RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of :-

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee,

he may exercise his unexercised Option within the Option Period subject to any conditions imposed by the RCB Committee.

(b) However, where the Grantee ceases his employment or appointment with the Group for any reason other than the above, any of his unexercised Option shall cease with immediate effect.

18.2 The Option shall immediately become null and void and of no further effect upon the bankruptcy of the Grantee. An Option shall lapse forthwith upon the resignation of the Grantee from his employment with the Group and the new Shares comprised in such Option or the balance thereof to the extent that it is then unexercised may at the discretion of the RCB Committee, be re-allotted to other Eligible Executives.

18.3 Where the Grantee dies before the expiry of any Option Period, the whole or any part of an Option held by the Grantee that is unexercised may be exercised in total or in stages by the legal representatives of the Grantee after the date of his/her death, subject to the approval by the RCB Committee in writing provided always that no Option shall be exercised after the expiry of the Option Period.

19. DIVESTMENT FROM THE GROUP

If a Grantee who is in the employment of a company in the Group which is subsequently divested in part or in full from the Group which resulted in a subsequent holding of fifty per cent (50%) or less by the Group, then the Grantee:-

(a) will, notwithstanding such divestment, be entitled to continue to exercise all such unexercised Option(s) which were granted to him under the Scheme within a period of six (6) months from the date of such divestment, failing which the right of such executive to exercise all or part of the Options granted to him shall automatically lapse upon the expiration of the said six (6) months period and be null and void and of no further force and effect; and

(b) shall not be eligible to participate in further Options under the Scheme.

20. LIQUIDATION OF THE COMPANY

In the event that an order is made or resolution is passed for the liquidation of the Company, all unexercised or partially exercised Options shall terminate and become null and void and be of no further force and effect.

21. DURATION OF THE SCHEME

21.1 The Scheme shall commence from the date of the letter to be submitted by the advisor of the Company to the SC ("Date of Commencement") confirming that the Company has:-

(a) fulfilled the SC's conditions of approval for the Scheme, and that the By-Laws do not contravene the guidelines on employee share option schemes as stipulated under the SC's Policies and Guidelines on Issue/Offer of Securities (unless waived by the SC); and

(b) obtained other relevant approvals for the Scheme and fulfilled all conditions imposed therein;

and shall thereafter continue for a period of ten (10) years from the Date of Commencement.

21.2 The Company may at any time terminate the Scheme provided all the following conditions are fulfilled:-

(a) obtained the approval of the SC for the termination of the Scheme;

(b) obtained the consent of its shareholders at a general meeting, wherein at least a majority of the shareholders present and voting thereat, voted in favour of the termination; and

(c) obtained the written consent of all the Grantees who have yet to exercise their options, either in part or in whole.

21.3 The Company may establish a new executive share option scheme after the expiration or termination of the Scheme, subject to the relevant approvals being obtained.

22. DISPUTES

In case any dispute or difference arises between the RCB Committee and any Eligible Executive or Grantee, as the case may be, as to any matter or thing of any nature arising thereunder, then the RCB Committee shall determine such dispute or difference by a written decision (without any obligation to give any reason therefor) given to the Eligible Executive or Grantee, as the case may be. The said decision shall be final and binding on the parties unless the Eligible Executive or Grantee, as the case may be, shall dispute the same by written notice to the RCB Committee within fourteen (14) days of the receipt of the written decision, in which case such dispute or difference shall be referred to the decision of the external auditors for the time being of the Company acting as experts and not as arbitrators, whose decision shall be final and binding in all respects.

23. COMPENSATION

23.1 The Scheme shall not accord the Grantee any additional right to compensation or damages in consequence of the cessation of his employment or appointment for any reason whatsoever.

23.2 Participation in this Scheme by a Grantee is a matter entirely separate from his terms or conditions of employment and participation in this Scheme shall in no respect howsoever affect in any way a Grantee's terms and conditions of employment. In particular (but without limiting the generality of the foregoing words), any Grantee who leaves employment shall not be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under this Scheme which he might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

24. SHARE BUY-BACK

In the event that the Company carries out a buy-back of its own Shares, any unexercised or partially exercised Options shall remain valid and exercisable by the Grantee until the expiry of the Option Period notwithstanding that the aggregate number of new Shares to be issued pursuant to the exercise of Options under the Scheme would exceed five per cent (5%) of the issued and paid-up share capital of the Company at the time of exercise.

25. COSTS AND EXPENSES

The Company will bear all fees, costs and expenses incidental to the establishment and administration of the Scheme.

26. INSPECTION OF THE AUDITED ACCOUNTS

All Grantees shall be entitled to inspect a copy of the latest audited accounts of the Company which shall be made available at the registered office of the Company during normal office hours on any working day of the Company.

27. SCHEME NOT A TERM OF EMPLOYMENT

This Scheme does not form part nor shall it in any way be construed as part of the terms and conditions of employment of any Eligible Executive.

28. NOTICE

28.1 Any notice under the Scheme required to be given to or served upon the RCB Committee by an Eligible Executive or Grantee or any correspondence to be made between an Eligible Executive or Grantee and the RCB Committee shall be given or made in writing and sent to the registered office of the Company by facsimile or registered letter.

28.2 Any notice which under the Scheme is required to be given to or served upon an Eligible Executive or Grantee or any correspondence to be made between the RCB Committee and an Eligible Executive or Grantee shall be deemed to be sufficiently given, served or made if it is given, served or made by facsimile or registered letter addressed to the Eligible Executive or Grantee at the place of employment or at the last address known to the Company as being his address. Any notice served by post as aforesaid shall be deemed to have been received at the time when such registered letter would in the ordinary course of post be delivered.

29. ARTICLES OF ASSOCIATION

Notwithstanding the terms and conditions contained in this Scheme, if a situation of conflict should arise between this Scheme and the Articles of the Company, the provisions of the Articles of the Company shall prevail at all times.

30. DISCLAIMER OF LIABILITY

Notwithstanding any provisions contained herein and subject to the Act, the RCB Committee and the Company shall not under any circumstance be held liable for any cost, loss expense and/or damage whatsoever arising in any event, including but not limited to the Company's delay in issuing the new Shares or applying for or procuring the listing of the new Shares on the KLSE in accordance with By-Law 10 hereof.

31. GOVERNING LAW

The Scheme shall be governed by and construed in accordance with the laws of Malaysia. The Grantee, by accepting the Option in accordance with the By-Laws and the terms of the Scheme and the Articles of the Company, irrevocably submit to the exclusive jurisdiction of the courts of Malaysia.

ADDITIONAL INFORMATION

1. Directors' Responsibility Statement

This Circular has been seen and approved by the Directors of Genting and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that, after making all reasonable enquiries, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. Consent

CIMB has given and has not subsequently withdrawn its written consent to the inclusion in this Circular of its name in the form and context in which it appears.

3. Material Contracts

Save as disclosed below, there are no material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Genting Group during the past two (2) years preceding the date of this Circular:-

(i) a Loan Agreement dated 14 February 2000 between Resorts World (Labuan) Limited ("RWLL"), a wholly-owned subsidiary of Resorts World Bhd ("RWB"), and United Overseas Bank Limited, Labuan branch ("UOB Labuan") pertaining to a bridging loan facility up to the maximum principal sum of US$168 million to RWLL to invest in the equity of Star Cruises PLC (*now known as Star Cruises Limited*) ("SCL") for its acquisition of NCL Holding ASA. The loan is repayable in three instalments;

(ii) a Guarantee Agreement dated 14 February 2000 between RWB and UOB Labuan in relation to the Loan Agreement mentioned in (i) above;

(iii) a Programme Agreement dated 19 May 2000 between RWLL, RWB, UOB Asia Limited ("UOB Asia") and UOB Labuan (both UOB Asia and UOB Labuan collectively referred to as the "Subscribers") pertaining to the acceptance by RWLL of US$200 million Guaranteed Euro Medium Term Note Programme guaranteed by RWB and arranged by the Subscribers in place of the Loan Agreement mentioned in (i) above;

(iv) a Trust Deed dated 19 May 2000 between RWLL, RWB and The Bank of New York, London Branch ("BNY") whereby BNY agreed to act as Trustee in relation to the Programme Agreement mentioned in (iii) above;

(v) an Agency Agreement dated 19 May 2000 between RWLL, RWB, BNY and United Overseas Bank Limited ("UOB") whereby UOB shall be the issuing and paying agent, paying agent, registrar, transfer agent and calculation agent in relation to the Programme Agreement and Trust Deed mentioned in (iii) and (iv) above respectively;

(vi) an International Swaps and Derivatives Association 1992 ("ISDA") Master Agreement dated 19 May 2000 between UOB and RWLL, which governs the transactions entered or to be entered by UOB and RWLL in relation to the Programme Agreement mentioned in (iii) above;

(vii) a Guarantee Agreement dated 19 May 2000 between RWB and UOB whereby RWB has agreed to guarantee all present and future obligations of RWLL to UOB under the terms of the ISDA Master Agreement mentioned in (vi) above;

(viii) a Letter Agreement dated 1 June 2000 between the Company and RWB pertaining to the extension by the Company to RWB on 5 June 2000 of a loan of up to RM700 million. The loan is repayable within one (1) year at the interest rate based on the Malayan Banking Berhad Base Lending Rate plus one per cent (1%) per annum;

(ix) a Calculation Agency Agreement dated 13 June 2000 between RWLL, RWB and Subscribers/Subscribers' nominee pertaining to the appointment by RWLL of Subscribers/Subscribers' nominee as calculation agent for the purpose of determining the redemption amount, instalment amount or interest amount or making any other determination that it is required to make pursuant to the conditions in respect of the Guaranteed Euro Medium Term Notes in relation to the Programme Agreement and Trust Deed mentioned in (iii) and (iv) above respectively;

(x) a Sale and Purchase Agreement dated 3 August 2000 between Asiatic Development Berhad ("ADB"), Gredit Industry Limited ("Gredit"), China Grains & Oils Group Corp. ("China Grain") and Dongguan City Zhong Yue Xin Sha Port Oils & Fats Storage Transportation Co. (China) pertaining to the sale of ADB's entire 55% equity interest in Dongguan New Asiatic Oils & Fats Co. Ltd. to Gredit and China Grain for a cash consideration of US$1.6 million;

(xi) a Note Purchase Agreement ("NPA") dated 28 September 2000 between Resorts World Limited ("RWL"), a wholly-owned subsidiary of RWB, and SCL pertaining to the purchase by RWL from SCL of the Series A Floating Rate Convertible Unsecured Loan Notes due 20 August 2001 ("the Notes") in the aggregate principal amount of US$151 million at a purchase price of US$151 million. The purchase price of US$151 million was paid by way of US$52 million advance subscription monies at the interest rate based on the Singapore Inter Bank Offer Rate plus one per cent (1%) per annum made earlier to SCL by RWL and an additional cash of US$99 million remitted by RWL to SCL;

(xii) a NPA dated 28 September 2000 between SCL and RWL pertaining to the purchase by RWL from SCL of the Notes in the aggregate principal amount of US$62 million at a cash purchase price of US$62 million;

(xiii) a Sale and Purchase Agreement dated 5 October 2000 between ADB and Low Hop Bing & Lye Poh Kam pertaining to the sale by ADB of approximately 55 acres of freehold land held under GCT992 Lot No. 4314 in Tanah Merah Estate, Tangkak, Johor, for a cash consideration of RM3.04 million;

(xiv) a NPA dated 9 October 2000 between SCL and RWL pertaining to the purchase by RWL from SCL of the Series B Floating Rate Convertible Unsecured Loan Notes due 20 August 2001 in the aggregate principal amount of US$267 million at a cash purchase price of US$267 million;

(xv) a Stock Purchase Agreement dated 24 November 2000 between RWL and Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of SCL, pertaining to the disposal by RWL to Arrasas of 10,300,000 ordinary shares of Norwegian Kroner ("Nok") 2.30 each representing its entire 3.85% equity interest in NCL Holding ASA for a cash consideration of Nok154,500,000 (Nok 15 per share);

(xvi) a Stock Purchase Agreement dated 24 November 2000 between Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of the Company, and Arrasas pertaining to the disposal by GOHL to Arrasas of 2,810,200 ordinary shares of Nok2.30 each representing its entire 1.05% equity interest in NCL Holding ASA for a cash consideration of Nok42,153,000 (Nok15 per share);

(xvii) a Stock Purchase Agreement dated 24 November 2000 between Palomino Limited ("Palomino"), a wholly-owned subsidiary of Genting International PLC, which in turn is a 57.6% owned subsidiary of the Company, and Arrasas pertaining to the disposal by Palomino to Arrasas of 16,000,000 ordinary shares of Nok2.30 each representing its entire 5.98% equity interest in NCL Holding ASA for a cash consideration of Nok240,000,000 (Nok15 per share);

(xviii) a Deed of Amendment dated 24 November 2000 between SCL and RWL pertaining to the amendments to the Deed Poll made by SCL on 27 September 2000 constituting US$480 million Floating Note Convertible Unsecured Loan Notes due on 20 August 2001;

(xix) a Letter dated 27 November 2000 from SCL to RWL pertaining to the subscription by RWL in SCL of 609,781,993 ordinary shares of US$0.10 each based on the placement price upon the conversion of the Notes. The proceeds of the conversion of the Notes amounts to US$442,499,850;

(xx) a Deed of Undertaking dated 27 November 2000 between RWL, Credit Suisse First Boston (Hong Kong) Limited ("CSFB"), HSBC Investment Bank Asia Limited and SCL pertaining to the undertaking provided by RWL to CSFB in connection with the Introduction and Placement of SCL shares on The Stock Exchange of Hong Kong Limited;

(xxi) a Letter Agreement dated 5 January 2001 between the Company and RWB pertaining to the extension by the Company to RWB on 9 January 2001 of an additional loan facility of up to RM100 million upon the same terms and conditions in respect of the loan mentioned in (viii) above;

(xxii) a Sale and Purchase Agreement dated 8 March 2001 between ADB and Dato' Wong Nyet Soon, Wong Kat Ming & Lee Kee Kong @ Lee Chee Kong pertaining to the proposed acquisition by ADB of the entire issued and paid-up share capital of Kinavest Sdn. Bhd. ("Kinavest") for a cash consideration of RM1.33 million less all outstanding liabilities of Kinavest as at the date of completion of the proposed acquisition;

(xxiii) a Term Facility Agreement dated 20 March 2001 between RWB (Labuan) Limited, a wholly-owned subsidiary of RWB, RWB, Dresdner Bank AG, Labuan branch ("Dresdner"), National Australia Bank Limited, Labuan branch ("NABL"), OCBC Bank (Malaysia) Berhad ("OCBC") and the Banks (comprising Dresdner, NABL, OCBC, Westpac Banking Corporation, Singapore Branch, Bumiputra Commerce Bank (L) Limited, Credit Industriel et Commercial, Labuan Branch, Maybank International (L) Limited, Standard Chartered Bank, Offshore Labuan, The Hongkong and Shanghai Banking Corporation Limited and Labuan Offshore Banking Unit) ("the Financial Institutions") pertaining to a Term Loan Facility of US$200 million granted by the Financial Institutions to RWB (Labuan) Limited for purposes of refinancing the US$200 million of equity injected by RWB in RWL for the purchase by RWL of US$200 million of the Convertible Unsecured Loan Notes ("Notes") issued by SCL which Notes have subsequently been converted into ordinary shares of SCL. The loan is repayable in three instalments;

(xxiv) a Letter Agreement dated 23 April 2001 between the Company and RWB pertaining to the revision of certain terms and conditions of the loan facilities made available to RWB mentioned in (viii) and (xxi) above. Pursuant thereto, the loan is repayable in three instalments ending 31 December 2004;

(xxv) an ISDA Master Agreement dated 10 May 2001 between RWB (Labuan) Limited and Standard Chartered Bank (Malaysia) Berhad ("SCBMB") pertaining to the interest rate swap transactions to be entered into by RWB (Labuan) Limited in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in (xxiii) above;

(xxvi) a Sale and Purchase Agreement dated 20 June 2001 between Tanjung Bahagia Sdn. Bhd. ("TBSB"), a wholly-owned subsidiary of ADB, and Hap Seng Consolidated Berhad ("Hap Seng") pertaining to the proposed acquisition by TBSB of 8,830 hectares (21,809 acres) of agricultural land in Sungai Tongod, District of Kinabatangan, Sabah, for a cash consideration of RM56.73 million plus all costs incurred by Hap Seng in the cultivation of oil palm up to the date of vacant possession;

(xxvii) a Share Sale and Purchase Agreement dated 2 July 2001 between Laila Limited ("Laila"), an indirect 95% owned subsidiary of the Company, and BP Global Investments Limited ("BP") pertaining to the sale by Laila to BP of the entire issued and paid-up share capital of Cairns Limited ("Cairns") for an initial cash consideration of US$106,813,511 followed by payments of the Deferred Consideration. The payment of the Deferred Consideration will be made in monthly instalments based upon 30% of Cairns' participating percentage of 45%, applicable, in essence, to the Muturi Contractor's pre-tax income commencing in the month in which commercial petroleum production attributable to the contract area occurs and ending with the Muturi Production Sharing Contract Termination;

(xxviii) an ISDA Master Agreement dated 4 July 2001 between RWB (Labuan) Limited and The Hongkong and Shanghai Banking Corporation Limited, Labuan ("HSBC") pertaining to the interest rate swap transactions to be entered into by RWB (Labuan) Limited in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in (xxiii) above;

(xxix) a Guarantee Agreement dated 9 August 2001 between RWB and HSBC whereby RWB has agreed to issue a guarantee in favour of HSBC in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$16 million granted by HSBC to RWB (Labuan) Limited pursuant to the Letter of Offer dated 10 July 2001 from HSBC; and

(xxx) a Guarantee Agreement dated 13 August 2001 between RWB and SCBMB whereby RWB has agreed to issue a guarantee in favour of SCBMB in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$15 million granted by SCBMB to RWB (Labuan) Limited pursuant to the Letter of Offer dated 21 July 2001 from SCBMB.

4. Material Litigation

Neither Genting nor any of its subsidiaries is engaged in any material litigation, claims or arbitration either as plaintiff or defendant and the Directors do not have any knowledge of any proceedings pending or threatened against Genting or its subsidiaries or of any facts likely to give rise to any proceedings which might materially affect the position of Genting and its subsidiaries.

5. Documents For Inspection

Copies of the following documents will be available for inspection at the registered office of Genting at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, during normal business hours from the date of this Circular to the date of the EGM:-

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Genting Group for the past two (2) financial years ended 31 December 2000 and the unaudited results for the nine (9) months ended 30 September 2001;

(c) Letter of consent from CIMB referred to in Section 2 above;

(d) Material contracts referred to in Section 3 above; and

(e) Draft By-Laws of the Proposed ESOS.

GENTING BERHAD

(7916-A)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Genting Berhad ("Genting" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m., for the purpose of considering and if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

PROPOSED EXECUTIVE SHARE OPTION SCHEME

"**THAT**, subject to the approval of all relevant authorities, the Board of Directors of the Company be and is hereby authorised:-

(a) to establish and administer an Executive Share Option Scheme for the benefit of Eligible Executives (including Executive Directors) of Genting and its subsidiaries, the By-Laws of which is set out in Appendix I of the Circular to shareholders dated 29 January 2002, under which options will be granted to such executives and Executive Directors to subscribe for new ordinary shares in the share capital of the Company ("Scheme") **AND THAT** all new Genting ordinary shares to be issued upon any exercise of the options will upon issue and allotment rank pari passu in all respects with the then issued ordinary shares of the Company except that the new ordinary shares will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date as at the close of business on which shareholders must be registered in order to be entitled to any dividends, rights, allotments and/or other distributions) of which is prior to the date of allotment of the said shares and will be subject to all the provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise and subject to such amendments to the Scheme as may be made or required by the relevant authorities and acceptable to the Directors;

(b) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the By-Laws of the Scheme relating to the modification and/or amendment and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme;

(c) to allot and issue from time to time such number of new ordinary shares in the share capital of the Company as may be required to be issued pursuant to the exercise of the options under the Scheme provided that the aggregate number of shares to be offered pursuant to this resolution shall not exceed five per cent (5%) of the total issued and paid-up ordinary share capital of the Company at the time of offer; and

(d) to consent to and to adopt, if they so deem fit and expedient, such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in respect of the Scheme."

ORDINARY RESOLUTION 2

PROPOSED ISSUE OF OPTIONS TO TAN SRI LIM GOH TONG

"**THAT,** subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Tan Sri Lim Goh Tong, being the Chairman and Chief Executive of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 3

PROPOSED ISSUE OF OPTIONS TO TUN MOHAMMED HANIF BIN OMAR

"**THAT,** subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Tun Mohammed Hanif bin Omar, being the Deputy Chairman of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 4

PROPOSED ISSUE OF OPTIONS TO DATO' LIM KOK THAY

"**THAT,** subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Dato' Lim Kok Thay, being the Managing Director of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 5

PROPOSED ISSUE OF OPTIONS TO QUAH CHEK TIN

"**THAT,** subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Quah Chek Tin, being an Executive Director of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

ORDINARY RESOLUTION 6

PROPOSED ISSUE OF OPTIONS TO TAN SRI MOHD AMIN BIN OSMAN

"**THAT,** subject to the passing of Ordinary Resolution 1 above, the Board of Directors of the Company be and is hereby authorised to offer and to grant to Tan Sri Mohd Amin bin Osman, being an Executive Director of a subsidiary of Genting, options to subscribe for up to a maximum of 1,500,000 new ordinary shares in the Company subject always to such terms and conditions and/or any adjustments which may be made in accordance with the provisions of the By-Laws of the Scheme."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
29 January 2002

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

GENTING BERHAD

(7916-A)
(Incorporated in Malaysia)

FORM OF PROXY
(Before completing the form please refer to notes overleaf)

"A" I/We ....
(FULL NAME IN CAPITALS)

of..
(ADDRESS)

being a member of GENTING BERHAD, hereby appoint

....
(FULL NAME)

of..
(ADDRESS)

or failing him ....
(FULL NAME)

of..
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as my/our *first proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m. or at any adjournment thereof.

"B" Where it is desired to appoint a second proxy, this section must also be completed, otherwise it should be deleted.

I/We ....
(FULL NAME IN CAPITALS)

of ....
(ADDRESS)

being a member of GENTING BERHAD, hereby appoint

....
(FULL NAME)

of..
(ADDRESS)

or failing him ....
(FULL NAME)

of ....
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as my/our *second proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 February 2002 at 3.30 p.m. or at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows:-

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands, *First Proxy "A"/*Second Proxy "B" shall vote on my/our behalf.

My/our proxy/proxies shall vote as follows:-

(Please indicate with an "X" in the space provided below how you wish your votes to be cast on the resolutions specified in the Notice of Meeting. If you do not do so, the proxy/proxies will vote, or abstain from voting on the resolutions as he/they may think fit).

	FIRST PROXY "A"		SECOND PROXY "B"	
	FOR	AGAINST	FOR	AGAINST
ORDINARY RESOLUTION 1				
ORDINARY RESOLUTION 2				
ORDINARY RESOLUTION 3				
ORDINARY RESOLUTION 4				
ORDINARY RESOLUTION 5				
ORDINARY RESOLUTION 6				

Signed this .... day of 2002

Number of shares held

....

Signature of Member(s)

**Delete if inapplicable.*

Notes:

1. *A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. This instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.*

2. *In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

The Company Secretary
Genting Berhad (7916-A)
24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

1st fold here

BAHAN CETAK / PRINTED MATTER
May be opened for postal inspection

BAYARAN POS JELAS
POSTAGE PAID
PEJABAT POS BESAR
KUALA LUMPUR
MALAYSIA
NO. WP 0722

If undelivered, please return to:-

Genting Management and Consultancy Services Sdn. Bhd. (112896-T)
23rd Floor, Wisma Genting, Jalan Sultan Ismail
50250 Kuala Lumpur, MALAYSIA